Exhibit 99.1

March 27, 2024

Notification Of Transactions By Persons Discharging Managerial Responsibilities

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides the following notification of various transactions by persons discharging managerial responsibilities (each, a “PDMR”).

Burford’s CEO and CIO invest $5.1 million in Burford’s Ordinary Shares

On March 22, 2024, Burford’s Chief Executive Officer, Christopher Bogart, and Burford’s Chief Investment Officer, Jonathan Molot, used their respective cash compensation to invest in aggregate $5.1 million in Burford’s ordinary shares of nil par value ("Shares") through Burford’s employee deferred compensation plan.

These investments total 333,528 Shares, comprising 167,991 Shares by Mr. Bogart and 165,537 by Mr. Molot.

Christopher Bogart, Burford’s Chief Executive Officer, commented:

“Jon and I have together made significant investments in Burford’s ordinary shares in recent years and now together have exposure to almost 10% of Burford’s shares.”

Additional information with respect to the Burford Capital deferred compensation plan can be found in Burford's Annual Report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023. In essence, Burford’s employees are able to elect to defer cash and other compensation, without incurring current taxes, into the Burford Capital deferred compensation plan, which in turn permits the full amount of that deferred compensation to be allocated to the Shares (or for other investment options). This is a tax-efficient way for Burford’s employees to continue to accumulate exposure to the Shares.

LTIP grants

On March 22, 2024, new grants of Shares (50% of which are subject to performance conditions) were made to members of Burford’s management committee under the Burford Capital 2016 Long Term Incentive Plan (the “LTIP”) as part of Burford’s usual annual compensation cycle. The allocation of grants is as follows: 201,877 Shares to each of Messrs. Bogart and Molot, and 20,548 Shares to each of (i) Deputy Chief Investment Officer, Craig Arnott, (ii) General Counsel and Chief Administrative Officer, Mark Klein, (iii) Chief Financial Officer, Jordan Licht, (iv) Chief Strategy Officer, Elizabeth O’Connell, (v) Co-Chief Operating Officer David Perla and (vi) Co-Chief Operating Officer Aviva Will.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

A further announcement will follow in the coming days in respect of the vesting of awards granted in prior years following the satisfaction of the performance conditions related thereto.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares

Identification code	GG00BMGYLN96
(b) Nature of the transaction	Allocation of fully vested notional Ordinary Shares equivalent to a deferred amount of cash compensation under Burford's deferred compensation plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 15.25	167,991

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	March 22, 2024
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Ordinary Shares

Identification code	GG00BMGYLN96
(b) Nature of the transaction	Allocation of unvested notional Ordinary Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2026
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ Nil	55,991

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	March 22, 2024
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares

Identification code	GG00BMGYLN96
(b) Nature of the transaction	Allocation of fully vested notional Ordinary Shares equivalent to a deferred amount of cash compensation under Burford's deferred compensation plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 15.25	165,537

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	March 22, 2024
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Information Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Ordinary Shares

Identification code	GG00BMGYLN96
(b) Nature of the transaction	Allocation of unvested notional Ordinary Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2026
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ Nil	55,173

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	March 22, 2024
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
Identification code	GG00BMGYLN96
(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$14.60	20,548

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	March 22, 2024
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
Identification code	GG00BMGYLN96
(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$14.60	201,877

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	March 22, 2024
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14.60	20,548

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2024
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jordan Licht
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Financial Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14.60	20,548

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2024
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14.60	201,877

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2024
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14.60	20,548

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2024
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14.60	20,548

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2024
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14.60	20,548

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2024
	(f) Place of the transaction	Outside a trading venue